INverso Corp
4201 Massachusetts Avenue NW 8037C
Washington, DC 20016

Angela Halac
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016

VIA EDGAR
                                            August 24, 2005


Re: Your letter dated August 16, 2005



Dear Ms. Halac,

Thank you for your comment regarding our filing on form 8-K about the change of auditor (item 4.01). We have been unable to submit the letter from our previous auditor, Linda Walden CPA, because the firm has not yet furnished us with this letter.

We have repeatedly requested this item from her, referring specifically to item 304 of Regulation SB. Today, Linda
Walden CPA notified us through an unsigned fax that:

  "As you know, you did not retain us to do further work.
   No further communication will be had regarding the above until an engagement letter is signed and a retainer received. Thank you."

The Registrant believes that the letter regarding the prior auditors agreement with Item 304 disclosures is covered by the prior engagement letter, as it relates to the termination of that engagement. This has been communicated to Linda Walden CPA, but in light of the most recent fax received from that firm, the Registrant feels that it may not receive a response from Linda Walden CPA, and therefore makes this filing via private correspondence to alert to Commission of its inability to make the filing.

The Registrant will file with the Commission within two days of receipt a copy of the letter from Linda Walden CPA, should it receive such a letter.

The Registrant acknowledges that:
it is responsible for the adequacy and accuracy of the disclosure in its filing;
staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer

                        Page 2